[LETTERHEAD OF LEONARD W. BURNINGHAM, ESQ.]



May 21, 2003



Oak Ridge Micro-Energy, Inc.
Salt Lake Branch Office
3046 East Brighton Place
Salt Lake City, Utah 84121

Attention:     Mark Meriwether, President

Re: Engagement to perform legal services for Oak Ridge Micro-Energy, Inc., a Colorado corporation (the "Company"), during the year ended December 31, 2003

Dear Mr. Meriwether:

          This letter will set forth the proposed terms of our firm's engagement on behalf the Company and subject to the continuation of this engagement in the sole discretion of the Board of Directors of the Company for the year ended December 31, 2003.

          We will perform such services as are requested of us by the duly authorized officers of the Company and the Board of Directors of the Company at the hourly rates or flat fees set out below. This Engagement Letter shall end on December 31, 2003, unless terminated earlier by the Board of Directors of the Company or the undersigned, for any reason whatsoever; termination will not effect payment or liability of the Company to us for any fees that have been earned hereunder by us to the date of termination.

          Unless otherwise agreed, we will be paid for our services at our hourly rates, which are: Branden T. Burningham, Esq., at an hourly rate of $195 per hour; and my hourly rate is $315 per hour. Flat fees will be quoted by us on certain projects, as requested, like S-8 Registration Statements, with a flat fee of $7,500. We will also bill our costs, in addition to the agreed upon fees, as follows: copy costs will be billed at $0.15 per page; and facsimiles are billed at $1.25 per page, with us paying the long distance charges; any required scanning for Securities and Exchange Commission filings is $4 per page; Edgarizing is billed at $45 per hour; all other expenses such as Federal Express, other courier fees, filing fees and the like are billed at our cost. Costs will be billed monthly, unless we arrange otherwise.

          It is our understanding that you desire to and will have the option of paying for our non-capital raising, non-promotional and non-reverse reorganization related services ("non-capital raising" services) by the issuance of shares of common stock of the Company that will be registered on Form S-8 of the Securities and Exchange Commission at a price equal $1.20 per share. In such event, our costs will be required to be paid in cash. It is also our policy to divide shares received for our services with our employees, in the event of payment in securities for our services.

          At January 31, 2001, you agreed to grant to us shares of common stock of the Company as a bonus in an amount presently equal to 30,000 shares of common stock of the Company that would be registered on Form S-8 of the Securities and Exchange Commission when that Form was available for use by the Company, along with issuing "restricted" shares of common stock of the Company as part of that bonus in an amount presently equal to 500,000 shares of common stock of the Company. We have agreed that 250,000 of these shares will be issued now, with a current "investment date," and that the additional 250,000 shares will be issuable on March 31, 2004, with an "investment date" commencing on that date. The bonus was valued by you and us at $25,000 at the time. We have also agreed that once these shares are available for resale under Rule 144, that no more than 1/12th of these shares may be sold each successive month over the 12 month period commencing in the month when the one year holding period of Rule 144 has been satisfied, on a cumulative basis.

          At or about the same time, we acquired what is presently 34,000 shares of the Company as part of the securities that you personally acquired from the predecessor controlling party of the Company, for the sum of $100, and which were held by us in escrow with the other securities that you purchased from this person until late 2002, when you requested a release of your personal shares and asked that we loan you the shares that were owned by us, with the understanding that we would receive a return of our shares from shares due for fees under the Penson litigation. These securities were deposited in my special trust account at A. G. Edwards & Son, have been delivered to my personal account at Wilson Davis & Co. with your blessing and by your signature below, you agree with the transfer of these securities to my personal account as aforesaid.

          Your Company's present statement at May 1, 2003, shows a balance of $29,722.32 for services rendered since the beginning of 2003, less costs of $1,766.28 which must be paid by check. Accordingly, it is our understanding that you intend to issue us shares that will be registered on Form S-8 of the Securities and Exchange Commission at the present average bid price of approximately $1.20 per share for your common stock for our "non-capital raising" services rendered in the amount of $27,956.04, which is the net amount of the current statement, less the costs that must be paid in cash. That would amount to 23,297 shares.

          It is also our understanding that an aggregate of 100,000 additional shares of your common stock will be registered on Form S-8 of the Securities and Exchange Commission for the possibility of issuance for payment of our services hereunder at your option as outlined above.

          If this meets with your approval, please sign and date below and facsimile your signature back to me.

          Thank you very much.


                                   Sincerely yours,


                                   /s/ Leonard W. Burningham

                                   ACCEPTED:

                                   Oak Ridge Micro-Energy, Inc.


Dated: ___5/28/03.                 By _________________________________
                                       /s/  Mark Meriwether, President


                       Consent of Directors

          By their signatures below, the Board of Directors of Oak Ridge Micro-Energy, Inc., a Colorado corporation, hereby adopts, ratifies and approves the foregoing Engagement Letter.


Dated:_ 5/28/03.                   ____________________________________
                                   /s/ Mark Meriwether


Dated: 5/23/03.
                                   /s/ John B. Bates

                               ADDENDUM


          Pursuant to the minutes of the Special Meeting of the Board of Directors of Oak Ridge Micro-Energy, Inc. held December 1, 2003, the following resolutions regarding the Engagement Letter were adopted, ratified and approved:

          RESOLVED, that the Company amend the Engagement Letter of Mr. Burningham as of May 23, 2003, to reflect that the stock option granted therein on the 100,000 shares reserved for payment of services to the Company therein be set at $1.20 per share; and

          FURTHER, RESOLVED, that Mr. Burningham, in addition to being paid his prior billing for services by the issuance of common stock pursuant to his Engagement Letter, that he be granted a bonus of 20,000 shares to be issued from such100,000 shares, fully paid and non-assessable, all to be registered on Form S-8 of the Securities and Exchange Commission; and

          FURTHER, RESOLVED, that all of such shares be issued pursuant to the exemption from the application of Section 16(b) of the Exchange Act, that is outlined in Rule 16b-3(d)(1) of the Securities and Exchange Commission.